Exhibit (a)(5)(T)

Corporate

Lonza Group Ltd
Muenchensteinerstrasse 38
4002 Basel, Switzerland
www.lonza.com

News release

Lonza completes acquisition of Arch Chemicals

•         Creation of the world’s leading microbial control business

•         Customers will benefit from innovative microbial control formulations based on a broad portfolio of registered and approved active ingredients

•         Integration of Arch as new business sector Microbial Control

Basel, Switzerland, 20 October 2011 – Lonza Group Ltd (SIX: LONN), one of the world’s leading suppliers to the life science industries, announced today the expiration of the subsequent offering period of the tender offer by Lonza and its indirect, wholly-owned subsidiary LG Acquisition Corp. for all outstanding shares of common stock of Arch Chemicals, Inc. (NYSE:ARJ) at a price of USD 47.20 per share in cash, without interest and less any required withholding taxes.

The subsequent offering period expired at 12:00 midnight, New York City time, on Wednesday, 19 October 2011. BNY Mellon Shareowner Services, the depository for the tender offer, has advised Lonza that, as of the expiration of the subsequent offering period, a total of approximately 24,395,876 shares of Arch Chemicals common stock were validly tendered and not properly withdrawn pursuant to the tender offer during the initial offering period and the subsequent offering period, representing approximately 95.9% of the outstanding shares of Arch Chemicals common stock. LG Acquisition Corp. has accepted for payment all shares validly tendered and not properly withdrawn pursuant to the tender offer during the initial offering period and the subsequent offering period.

As a result of the tenders, Lonza will own more than 90 percent of the outstanding shares of Arch Chemicals common stock and expects to complete its acquisition of Arch Chemicals through a short-form merger without a vote or meeting of Arch Chemicals’ shareholders. The short-form merger and completion of the acquisition of Arch Chemicals is expected to be completed no later than 21 October 2011. Upon completion of the merger, Arch Chemicals will become an indirect, wholly-owned subsidiary of Lonza. In the merger, each of the approximately 1,046,257 remaining shares of Arch Chemicals common stock not validly tendered in the tender offer will be converted into the right to receive the same $47.20 in cash per share, without interest, that was paid in the tender offer.

Lonza Microbial Control, a new business sector formed by the acquisition and led by Jeanne Thoma as previously announced, will provide customers with a complete solutions offer for their microbial control needs. The new business will be ideally positioned to increase R&D and product development spending across its broader product portfolio. Lonza will offer this

1/3

Corporate

Lonza Group Ltd
Muenchensteinerstrasse 38
4002 Basel, Switzerland
www.lonza.com

News release

complementary range of products and actives to a broader range of customers in both established and emerging markets.

Stefan Borgas, CEO of Lonza, comments: “After having built the world’s leading pharmaceutical contract manufacturer over the past years, we as of today, also are the world’s leading microbial control business. This step enhances our global footprint, balances our currencies and our business models. We have the willingness and the resources to invest in R&D and applications development for the benefit of all of our customers”.

Promptly after the completion of the merger, Lonza intends to cause all shares of Arch Chemicals common stock to be delisted from the New York Stock Exchange (the “NYSE”). Upon completion of the merger, Arch Chemicals shares will cease to be traded on the NYSE and Arch Chemicals will no longer have reporting obligations under the Securities Exchange Act of 1934, as amended.

About Lonza

Lonza is one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries. Products and services span its customers’ needs from research to final product manufacture. It is the global leader in the production and support of active pharmaceutical ingredients both chemically as well as biotechnologically. Biopharmaceuticals are one of the key growth drivers of the pharmaceutical and biotechnology industries. Lonza has strong capabilities in large and small molecules, peptides, amino acids and niche bioproducts which play an important role in the development of novel medicines and healthcare products. In addition, Lonza is a leader in cell-based research, endotoxin detection and cell therapy manufacturing. Furthermore, the company is a leading provider of value chemical and biotech ingredients to the nutrition, hygiene, preservation, agro and personal care markets.

Lonza is headquartered in Basel, Switzerland and is listed on the SIX Swiss Exchange. In 2010, the company had sales of CHF 2.680 billion. Further information can be found at www.lonza.com.

For further information:
Lonza Group Ltd	Lonza Group Ltd	Lonza Group Ltd
Head of Corporate Communications	Investor Relations	Media Relations
Dominik Werner	Dirk Oehlers	Melanie Disa
Tel +41 61 316 8798	Tel +41 61 316 8540	Tel +1 201 316 9413
Fax +41 61 316 9798	Fax +41 61 316 9540	Fax +1 201 696 3533
dominik.werner@lonza.com	dirk.oehlers@lonza.com	melanie.disa@lonza.com

2/3

Corporate

Lonza Group Ltd
Muenchensteinerstrasse 38
4002 Basel, Switzerland
www.lonza.com

News release

Forward-looking statements

Forward-looking statements contained herein are qualified in their entirety as there are certain factors that could cause results to differ materially from those anticipated. Any statements contained herein that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should be considered to be forward-looking statements. Statements herein regarding the proposed transaction between Lonza and Arch Chemicals, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about management’s future expectations, beliefs, goals, plans or prospects also constitute forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the completion of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and changes in the political, social and regulatory framework in which the company operates, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Except as otherwise required by law, Lonza disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after this communication was made.

3/3